Exhibit 99.1

PRESS RELEASE

SMX Announces Collaboration with Tradepro Inc. to Complete a Proof of Concept to Bring Enhanced Digitalization of Tracking, Tracing, and Reporting Across the Plastic Supply Chain

New York, New York, 9 July, 2024 – SMX (Security Matters) PLC (NASDAQ: SMX; SMXWW), a pioneer in digitizing physical objects for a circular economy, has announced today a collaboration with Tradepro Inc., headquartered in Miami, Florida, to complete semi industrial testing for the marking of PCR, or post-consumer recycled, materials to help US organizations transition from linear to a circular reporting operation for plastics and, more importantly, “move to material efficiency” within the sector.

Tradepro Inc. and SMX are delighted to collaborate to help and bring enhanced digitalization of tracking, tracing, and reporting across the plastic supply chain within the US, backed by the SMX platform and physical markers.

The collaboration is expected to help create, eventually, a new industry standard to move from existing reporting which is human, paper and self-reporting, to delivering a standard which is based on digitalization and a physical marker that will enhance the material efficiency where real value, data and accountability can be delivered across the plastics sector while removing operational waste for companies.

The collaboration aims to deliver a trusted, auditable and transparent solution for recycled content across all plastic materials in a sustainable and compliant manner to help support the Sustainable Management of Plastics as strategized by the United States Environmental Protection Agency.

SMX and Tradepro Inc. look forward to start joint commercial sales Q1 2025.

For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd

E: info@securitymattersltd.com	@smx.tech

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

About Tradepro Inc.

For over 35 years, Tradepro Inc. has been a trusted partner in the plastics recycling industry. Expected for 2024, Tradepro Inc. will procure and distribute over 85,000 metric tonnes of recycled plastic materials. Tradepro Inc. specialize in the procurement and distribution of plastic raw materials. Their foundation is built on unwavering reliability. They are driven to consistently deliver the highest quality materials to their global customer base. Tradepro Inc. envision a world where resources are valued, ethically sourced, and repurposed towards a cleaner, greener planet of tomorrow.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” “aims” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: matters relating to the Company’s fight against abusive and possibly illegal trading tactics against the Company’s stock; successful launch and implementation of SMX’s joint projects and collaborations with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; any lingering effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.